
October 11, 2023

William Lim
Chief Executive Officer
Trident Digital Tech Holdings Ltd.
Suntec Tower 3
8 Temasek Boulevard Road, #24-03
Singapore, 038988

> **Re: Trident Digital Tech Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Filed October 4, 2023**
> **File No. 333-274857**

Dear William Lim:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Risk Factors
ADS holders may not be entitled to a jury trial . . ., page 30

1. We note your representation on 107 that the jury trial waiver provision "continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in this offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying Class A ordinary shares." Please also revise your risk factor disclosure here to similarly address that the jury trial waiver provision would apply to purchasers in secondary transaction and even if an ADS holder were to withdraw the ordinary shares.

Description of Share Capital, page 88

2. We note your response to comment 4 and reissue in part. Please also revise here to reflect the exclusive forum provisions discussed in the risk factor disclosure on pages 26 and 27.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephanie Tang